Exhibit 99.1

Gravity Co., Ltd. NASDAQ: GRVY 2007 Q1 Earnings Release

Disclaimer These materials have been prepared by GRAVITY Co., Ltd. ("Gravity" or the "Company"), solely for use at the Company's the first quarter of 2007 earnings release conference call. No representations or warranties, express or implied, are made as to, and no reliance should be placed on, the accuracy, fairness or completeness of the information presented or contained in these materials. Neither the Company nor any of its affiliates, advisers or representatives accepts any responsibility whatsoever for any loss or damage arising from any information presented or contained in these materials. The presentations do not constitute an offer or invitation to purchase or subscribe for any shares or other securities of the Company and neither any part of the materials nor any information or statement contained therein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Certain statements or other disclosure content in these presentation materials may include, in addition to historical information, "forward- looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Agenda 01. Results Summary 02. Revenue Breakdown 03. Consolidated Cost Structure 04. Consolidated Balance Sheet 05. Consolidated Company

(In millions of KRW) 1Q 07 4Q 06 QoQ(%) 1Q 06 YoY (%) Revenues 10,513 9,683 8.6% 10,140 3.7% Cost of Revenues 3,964 4,150 -4.5% 4,162 -4.8% Gross profit 6,549 5,533 18.4% 5,978 9.6% (%) 62.3% 57.1% 59.0% Operating expenses 7,612 17,408 -56.3% 7,080 7.5% Operating losses (1,063) (11,875) -91.0% (1,102) -3.5% (%) -10.1% -122.6% -10.9% Other income 1,033 395 161.5% 564 83.2% Loss before income tax expense, minority interest and equity in losses of related joint venture (30) (11,480) -99.7% (538) -94.4% Income tax expenses (benefit) 766 12,485 -93.9% (215) 456.3% Minority interest 6 7 -14.3% (1) -700.0% Cumulative effect of change in accounting principle 0 849 -100.0% 0 N/A Equity in loss of related joint venture 171 973 -82.4% 118 44.9% Net loss (973) (24,096) -96.0% (440) 121.1% (%) -9.3% -248.8% -4.3% Results Summary Consolidated Sales & Profit

(In millions of KRW) 1Q 07 4Q 06 QoQ(%) 1Q 06 YoY (%) Subscription revenue 2,062 2,111 -2.3% 2,300 -10.3% Korea 1,365 1,480 -7.8% 1,606 -15.0% U.S. 600 625 -4.0% 694 -13.5% Russia 97 6 1516.7% 0 N/A Royalties and license fees 7,285 6,010 21.2% 6,811 7.0% Japan 5,335 4,138 28.9% 3,328 60.3% Taiwan / Hong Kong 729 521 39.9% 1,389 -47.5% Thailand 369 490 -24.7% 761 -51.5% China 163 99 64.6% 160 1.9% Philippines 222 243 -8.6% 475 -53.3% Indonesia 91 126 -27.8% 189 -51.9% Singapore / Malaysia 30 33 -9.1% 102 -70.6% Brazil 139 155 -10.3% 212 -34.4% Others 207 205 1.0% 195 6.2% Mobile games 787 1,153 -31.7% 624 26.1% Character merchandising, animation and other revenue 379 409 -7.3% 405 -6.4% Total net revenues 10,513 9,683 8.6% 10,140 3.7% Revenue Breakdown Breakdown by Category and Geography

(In millions of KRW) 1Q 07 4Q 06 QoQ(%) 1Q 06 YoY (%) Salaries 1,558 1,545 0.8% 1,784 -12.7% Severance benefits 110 101 8.9% 95 15.8% Employee benefits 127 94 35.1% 92 38.0% Rent 126 127 -0.8% 167 -24.6% Depreciation 543 468 16.0% 665 -18.3% Transportation expenses 110 92 19.6% 81 35.8% Commission paid 486 579 -16.1% 400 21.5% Outsourcing fee 108 345 -68.7% 54 100.0% Amortization on intangible assets 544 649 -16.2% 580 -6.2% Stock option plan compensation 81 130 -37.7% 92 -12,0% Others 171 20 755.0% 152 12.5% Total cost of revenues 3,964 4,150 -4.5% 4,162 -4.8% Consolidated Cost Structure Cost of Revenues

(In millions of KRW) 1Q 07 4Q 06 QoQ(%) 1Q 06 YoY (%) Salaries 1,822 2,160 -15.6% 1,767 3.1% Severance benefits 149 88 69.3% 184 -19.0% Employee benefits 619 300 106.3% 670 -7.6% Transportation expenses 127 101 25.7% 98 29.6% Taxes and dues 121 454 -73.3% 205 -41.0% Depreciation 399 421 -5.2% 317 25.9% Rent 696 707 -1.6% 581 19.8% Commission paid 599 2,966 -79.8% 576 4.0% Advertising expenses 239 576 -58.5% 572 -58.2% R&D expenses 2,580 2,498 3.3% 1,773 45.5% Litigation Charges - 4,648 -100.0% - N/A Stock option plan compensation 37 137 -73.0% 5 640.0% Impairment losses on PP&E - 675 -100.0% - N/A Impairment losses on Intangible asset - 1,238 -100.0% - N/A Others 224 439 -49.0% 332 -32.5% Total operating expenses 7,612 17,408 -56.3% 7,080 7.5% Consolidated Cost Structure Operating expenses

(In millions of KRW) March 31, 2007 December 31, 2006 Change Assets 117,256 122,561 (5,305) Current assets 85,024 88,203 (3,179) Cash and cash equivalents 10,674 35,314 (24,640) Short-term financial instruments 64,914 45,835 19,079 Accounts receivable, net 5,045 2,163 2,882 Other current assets 4,391 4,891 (500) Fixed assets 32,232 34,358 (2,126) Property and equipment, net 7,544 8,472 (928) Intangible assets 9,886 10,393 (507) Goodwill 1,451 1,451 0 Investment 9,605 9,776 (171) Leasehold deposits 2,704 2,719 (15) Others 1,042 1,547 (505) Liabilities 19,900 24,419 (4,519) Current liabilities 10,132 16,192 (6,060) Account payable 1,824 4,552 (2,728) Accrued litigation 4,648 4,648 0 Deferred income 3,103 6,046 (2,943) Others 557 946 (389) Non-current liabilities 9,768 8,227 1,541 Minority interest 35 29 6 Shareholders' equity 97,321 98,113 (792) Common stock 3,474 3,474 0 Capital surplus 74,818 74,694 124 Retained earnings 19,349 20,322 (973) Others (320) (377) 57 Total liabilities and shareholders' equity 117,256 122,561 (5,305) Consolidated Balance Sheet

Consolidated Company Gravity Co., Ltd. Gravity Interactive, Inc. (100% Subsidiary in the USA) Gravity Entertainment Corp. (100% Subsidiary in Japan) Gravity EU SASU (100% Subsidiary in France) Gravity CIS, Inc. (100% Subsidiary in Russia) Gravity Middle East & Africa FZ-LLC (100% Subsidiary in Dubai) NEOCYON, Inc. (96.11% Subsidiary in Korea) TriggerSoft Corporation (88.15% Subsidiary in Korea)

(In millions of KRW) Gravity Gravity Interactive Gravity Entertainment Gravity EU Gravity CIS Neocyon TriggerSoft Total Revenues 8,972 604 1 - 97 839 - 10,513 Cost of Revenues 3,140 256 - - 95 287 186 3,964 Gross profit 5,832 348 1 0 2 552 (186) 6,549 (%) 65.0% 57.6% 100.0% N/A 2.1% 65.8% N/A 62.3% Operating expenses 6,900 222 3 210 32 182 63 7,612 Operating income (loss) (1,068) 126 (2) (210) (30) 370 (249) (1,063) (%) -11.9% 20.9% -200.0% N/A -30.9% 44.1% N/A -10.1% Consolidated Company Consolidated Sales & Profit of 2007 Q1 * Gravity Middle East & Africa FZ-LLC (in Dubai) is not included as it was established in the second quarter of 2007, Contact: Jonathan Lee Chief Financial Officer and Investor Relations Officer of Gravity Co., Ltd. Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934, Korea TEL: 82-2-2019-6021 Email: jlee@gravity.co.kr